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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Fred Hawrysh Global Director, External Communications (203) 539-8314 fred.hawrysh@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports Third-Quarter 2007 Results

Revenues increase 11%; organic revenue up 6%

Diluted EPS increases to $4.61 from $0.65 primarily due to one-time gain

Proposed Reuters acquisition progressing

(All amounts are in U.S. dollars)

STAMFORD, Conn., October 25, 2007 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of information solutions to business and professional customers worldwide, today reported that revenues for the third quarter of 2007 increased 11% to $1.8 billion, and operating profit declined 1% to $312 million. The decline in operating profit was due to $53 million of expenses related to the Reuters acquisition and a series of efficiency initiatives (THOMSONplus) and a $13 million charge related to an anticipated legal settlement. Operating profit was up 16% before these costs. Diluted earnings per share increased to $4.61 in the third quarter, from $0.65 in the year-ago period, primarily driven by the gain from the sale of Thomson Learning's higher education, careers and library reference assets in July.

        "Building on a successful first half of the year, our business continued to demonstrate strong momentum in the quarter," said Richard J. Harrington, Thomson President and Chief Executive Officer. "Organic revenue was up 6%, with each of our business segments experiencing solid growth in profitability. While our overall operating profit was down slightly due to some special items, underlying profit continued to grow at a double-digit rate and the related operating margins expanded nicely."

        "Our business remains robust, with strong, sustained demand from our customers for our essential workflow solutions," said Mr. Harrington. "About 80% of our revenues in the quarter were derived from electronic solutions, software and services that grew at a double-digit rate. We have a large base of loyal customers who generally subscribe to our services anywhere from one to five years, leading to recurring revenues of more than 80%. These revenue dynamics are fundamental to our business model."

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        "We also continue to make progress related to our proposed acquisition of Reuters and believe it will enable Thomson to best capitalize on long-term trends in the marketplace," said Mr. Harrington. "Combined, Thomson-Reuters will be able to effectively address business and financial customers' growing demand for broader, faster and more integrated information and solutions. Our respective businesses are extremely complementary, with little overlap in either geographic presence or product offering. Together, we will have a global footprint with strong brands in North America, Europe and Asia. We believe the transaction will enhance competition and our customers continue to provide us with positive feedback on the benefits and value of bringing Thomson and Reuters together."

Consolidated Third-Quarter Financial Highlights

  •
  Revenues increased 11% to $1.8 billion, led by strong growth in the Legal, Tax & Accounting, Scientific and Financial business segments. Organic revenue growth was 6%.

  •
  Operating profit decreased 1% to $312 million. Operating profit margin was 17.3% compared with 19.4% in the prior-year period. The decline was due to $29 million of Reuters transaction-related costs, $24 million of THOMSONplus-related investments and a $13 million charge related to an anticipated legal settlement. Excluding the Reuters transaction-related costs, THOMSONplus investments and the legal settlement, operating profit increased 16% and operating profit margin increased 80 basis points over the prior year, to 21.0%.

  •
  Earnings attributable to common shares were $3.0 billion, or $4.61 diluted earnings per share, compared to $418 million, or $0.65 diluted earnings per share, in the third quarter of 2006. Earnings in the third quarter of 2007 included $2.7 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning's higher education assets. After adjusting for discontinued operations as well as costs related to the proposed Reuters transaction, other income, tax benefits and the normalization of the tax rate, earnings were $310 million, or $0.48 per share, compared to $199 million, or $0.31 per share, in the third quarter of 2006. Earnings also benefited from interest income realized from the proceeds of the Thomson Learning higher education assets.

  •
  Net cash provided by operations was $427 million, compared to $633 million in the third quarter of 2006. Free cash flow was $275 million, compared to $461 million a year ago. The change primarily reflected the composition of businesses in discontinued operations and costs associated with their disposition.

Third-Quarter Operational Highlights

  •
  In July, Thomson received proceeds of approximately $7.6 billion from the closing of the previously announced sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada.

  •
  In July, Thomson also announced it had agreed to sell its Prometric business to Educational Testing Service (ETS) for approximately $435 million. The sale closed on October 12.

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  •
  Earlier this month, Thomson Financial announced plans to form a long-term, strategic partnership with nine global dealers to further expand electronic trading using the TradeWeb platform. Under the terms of the agreement, the dealers will invest approximately $180 million to purchase a 15% stake in TradeWeb's established markets. Thomson and the dealers also agreed to fund additional investment in asset class expansion. The transaction is expected to close in the next few months.

  •
  Thomson continued to drive operational efficiency through a series of initiatives (THOMSONplus), which achieved annualized run-rate savings of $85 million at the end of the third quarter of 2007. THOMSONplus is ahead of schedule. As a result, the company expects to spend $130 million in 2007, $30 million more than originally estimated. However, the aggregate amount expected to be spent on the program will remain unchanged at $250 million. Most importantly, Thomson now expects to achieve its annualized run-rate savings target of $150 million by the middle of next year, six months ahead of its original schedule.

Third-Quarter Business Segment Highlights

Legal

  •
  Revenues increased 11% to $856 million. Organic revenue growth was 8%, acquisitions added 1%, and foreign exchange contributed 2%.

  •
  Organic revenue was driven by strong online growth led by Westlaw's 9% revenue increase, including solid contributions from Westlaw Litigator and ResultsPlus and solid growth across all customer segments. Revenues from the segment's international online legal business grew at a double-digit rate. FindLaw's revenue grew 30% driven by strong revenue increases in the software and services business due to new sales, new product introductions and improved retention. Print and CD related revenues increased 4%, in part due to some timing in shipments.

  •
  Segment operating profit grew 6% to $274 million, aided by strong revenue growth and efficiency projects. The related margin decreased 170 basis points, to 32.0%, due primarily to an anticipated legal settlement of $13 million recorded in the quarter.

Financial

  •
  Revenues grew 7% to $544 million. Organic revenue growth was 5% and foreign exchange added 2%.

  •
  Organic revenue growth was driven by Investment Management, Omgeo, Enterprise Solutions, Corporate Services and Investment Banking. Investment Management growth was driven by Thomson ONE as well as continued demand for Thomson Quantitative Analytics, StreetEvents and Datafeeds. Business in Europe and Asia continued to experience strong double-digit revenue growth in the quarter.

  •
  Segment operating profit grew 21% to $117 million, and the related margin increased 240 basis points to 21.5%, aided by solid revenue growth, efficiency initiatives and operating leverage.

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Tax & Accounting

  •
  Revenues increased 19% to $142 million. Organic revenues grew 10%, and growth from acquisitions was 9%. The revenue growth reflected the acquisition of CrossBorder Solutions, eProperty Tax and Deloitte Sales & Use Tax which have expanded Tax & Accounting's presence in the corporate tax market.

  •
  Organic revenue growth in the quarter was attributable to strong performances from Checkpoint and core software products targeted to accountants and corporations as a result of strong new sales and high retention rates, as well as higher transactional revenue.

  •
  Segment operating profit grew 24% to $26 million as a result of the flow-through from strong revenue performance and efficiency initiatives. Operating profit margin grew by 70 basis points to 18.3%.

  •
  It should be noted that a significant portion of this segment's revenues and operating profits have historically been generated in the fourth quarter.

Scientific

  •
  Revenues grew 8% to $160 million. Organic revenues contributed 5%, acquisitions added 1%, and foreign exchange added an additional 2%.

  •
  Strong performances from Scientific's information solutions and services, including ISI Web of Knowledge, Web of Science and solutions targeted to corporate customers, continued to drive growth in the quarter. Software solutions also contributed to Scientific's growth in the quarter. However, revenue growth was partially offset by declines in legacy online and print products.

  •
  Segment operating profit grew 8% to $41 million, and the related margin of 25.6% was essentially flat compared to the prior year.

Healthcare

  •
  Revenues increased 26% to $102 million. Revenues from acquisitions contributed 30% in the quarter, offset by a 4% decline in organic revenues primarily due to timing of the shipping of an annual PDR supplement in the second quarter of 2007 that was distributed last year in the third quarter. Revenue growth continued to be driven by Solucient, which further strengthened Thomson's management decision support products for healthcare providers.

  •
  Segment operating profit increased 50% to $15 million, with operating profit margin increasing 240 basis points, to 14.7%.

  •
  It should be noted that a significant portion of this segment's revenues and operating profits have historically been generated in the fourth quarter.

Corporate and Other

        Corporate and Other expenses in the third quarter of 2007 were $95 million, a $43 million increase compared to $52 million in the prior-year period. The increase was primarily due to $29 million of costs related to the proposed Reuters transaction and an $11 million increase in investments in THOMSONplus-related initiatives to $24 million, from $13 million a year ago.

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Discontinued Operations

        The gain on the sale of the former Thomson Learning businesses accounted for the majority of results in Discontinued Operations.

Consolidated Financial Highlights for Nine-Months 2007

  •
  Revenues increased 11%, to $5.3 billion, driven by 6% organic growth.

  •
  Operating profit increased 7%, to $893 million, driven by solid improvements in all business segments. Excluding Reuters transaction-related costs, THOMSONplus investments and the legal settlement, operating profit increased 19% and the related margin improved 130 basis points to 19.4%.

  •
  Earnings attributable to common shares were $3.6 billion, or $5.53 diluted earnings per share, for the nine months of 2007, compared with $725 million, or $1.12 diluted earnings per share, in the prior-year period. Earnings included $2.8 billion, net of tax, for results of discontinued operations, primarily representing the gain from the sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada. After adjusting for discontinued operations, as well as costs related to the proposed Reuters transaction, other income, tax benefits and the normalization of the tax rate, earnings were $709 million, or $1.10 per share, compared to $540 million, or $0.84 per share, for the nine months of 2006.

  •
  Net cash provided by operations was $1.2 billion, compared to $1.3 billion in the previous year period. Free cash flow was $638 million, versus $886 million for the first nine months of 2006. The change primarily reflected the composition of businesses in discontinued operations and costs associated with their disposition.

Status of Proposed Acquisition of Reuters Group PLC

        Thomson's proposed acquisition of Reuters Group PLC is progressing. The combined business, to be named Thomson-Reuters, will create a global leader in electronic information services, trading systems and news. The transaction is currently being reviewed by the European Commission, the U.S. Department of Justice, the Canadian Competition Bureau and other regulatory authorities. Thomson and Reuters recently provided a regulatory update on October 8, 2007.

        "We continue to hold productive discussions with regulators, and we remain hopeful that we can work with them to expedite the process and complete the transaction in or around the first quarter of 2008," said Mr. Harrington.

Dividend

        The Board of Directors declared a quarterly dividend of $0.245 per common share payable on December 17, 2007 to holders of record as of November 21, 2007.

Business Outlook

        The following represents the company's current business outlook for full-year 2007.

  •
  Revenue growth is expected to be at the high end of the company's long-term target range of 7%-9%, prior to the deployment of the proceeds from the sale of Thomson Learning and excluding the impact of currency translation.

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  •
  Operating profit margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives and excluding the impact of costs related to the proposed acquisition of Reuters Group PLC.

  •
  Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning sale proceeds.

The primary change to Thomson's 2007 outlook, from that communicated on February 8, 2007, is to exclude the expected impact of Reuters-related costs on operating profit margin. The company's proposed acquisition of Reuters was announced in May 2007.

As required by UK disclosure requirements associated with providing profit-related forecasts at this time, the bases and assumptions for the preparation of the company's revenue and operating profit margin outlook are appended to this news release, along with related letters from PricewaterhouseCoopers LLP, Perella Weinberg Partners UK LLP and Bear, Stearns & Co. Inc.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

        The Thomson Corporation will webcast a discussion of third-quarter results beginning at 8:30 am ET today. To participate in the webcast, please visit www.thomson.com and click the "Investor Relations" link located at the top of the page.

The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations.

This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the following tables.

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CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the discussion of the proposed acquisition of Reuters and the section under the heading "Business Outlook" includes forward-looking statements, such as the Corporation's beliefs and expectations regarding its financial performance in 2007. These statements are based on certain assumptions and reflect the Corporation's current expectations. Forward-looking statements also include statements about the Corporation's beliefs and expectations related to its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the program, its beliefs that the proposed acquisition of Reuters will position Thomson to best capitalize on long-term trends in the marketplace and that the combined business will be able to effectively address customers' growing demands for integrated information and solutions, and that its recently announced partnership with the global dealers will expand electronic trading using TradeWeb. While Thomson believes that the proposed transaction with Reuters will be approved by antitrust/competition authorities, there can be no assurance that required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson's and Reuters' customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on transaction-related issues. Some of the other factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop additional products and services to meet customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. In preparing its Business Outlook, the Corporation's material assumptions were that (i) there will be no change to existing prevailing worldwide macroeconomic conditions through the end of 2007 relative to 2006; (ii) there will be no material adverse events which will have a significant impact on Thomson's financial results; (iii) a portion of Thomson's anticipated 2007 revenue growth will come from tactical acquisitions made during the year; (iv) the Business Outlook reflects the continuing operations of Thomson's business as of September 30, 2007; (v) the Business Outlook includes investments associated with Thomson's various efficiency initiatives, including THOMSONplus; and (vi) the Business Outlook excludes costs related to the Reuters transaction. The Business Outlook has been calculated excluding the impact of currency translation. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

Each of PricewaterhouseCoopers LLP, Perella Weinberg Partners UK LLP and Bear, Stearns & Co. Inc. has given and has not withdrawn its written consent to (i) the issue of this news release with the inclusion of its letter appended to this release and (ii) the reference to its name in the form and context in which it is included in this news release.

Statements that relate to potential earnings enhancements in this news release should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC's website at www.sec.gov, at the Canadian securities regulatory authorities' website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800-732-0330.

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Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues	1,801	1,622	5,278	4,756
Cost of sales, selling, marketing, general and administrative expenses	(1,307)	(1,141)	(3,848)	(3,425)
Depreciation	(116)	(108)	(348)	(322)
Amortization	(66)	(59)	(189)	(178)

Operating profit	312	314	893	831
Net other (expense) income	(6)	(5)	6	36
Net interest income (expense) and other financing costs	40	(60)	(64)	(168)
Income taxes	(31)	(42)	(46)	(89)

Earnings from continuing operations	315	207	789	610
Earnings from discontinued operations, net of tax	2,654	212	2,781	119

Net earnings	2,969	419	3,570	729
Dividends declared on preference shares	(1)	(1)	(4)	(4)

Earnings attributable to common shares	2,968	418	3,566	725
Basic earnings per common share	$4.63	$0.65	$5.56	$1.12

Diluted earnings per common share	$4.61	$0.65	$5.53	$1.12

Basic weighted average common shares	641,285,936	642,384,089	641,078,123	645,000,569

Diluted weighted average common shares	644,471,731	644,419,186	644,289,469	646,734,711

Reconciliation of Earnings Attributable to Common Shares to
Adjusted Earnings from Continuing Operations(1)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings attributable to common shares	2,968	418	3,566	725
Adjustments:
One-time items:
Net other (income) expense	6	5	(6)	(36)
Reuters transaction costs	29	—	31	—
Tax on above item	(7)	—	(8)	(1)
Tax benefits	(12)	(10)	(61)	(21)
Interim period effective tax rate normalization(2)	(20)	(2)	(32)	(8)
Discontinued operations	(2,654)	(212)	(2,781)	(119)

Adjusted earnings from continuing operations	310	199	709	540

Adjusted diluted earnings per common share from continuing operations	$0.48	$0.31	$1.10	$0.84

Notes

(1)
Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

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Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	September 30, 2007	December 31, 2006
Assets
Cash and cash equivalents	7,455	334
Accounts receivable, net of allowances	1,327	1,362
Inventories	85	72
Prepaid expenses and other current assets	452	296
Deferred income taxes	152	153
Current assets of discontinued operations	92	1,048

Current assets	9,563	3,265
Computer hardware and other property, net	643	625
Computer software, net	694	647
Identifiable intangible assets, net	3,484	3,456
Goodwill	6,804	6,543
Other non-current assets	1,180	1,082
Non-current assets of discontinued operations	550	4,514

Total assets	22,918	20,132

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	3	333
Accounts payable and accruals	2,562	1,304
Deferred revenue	949	964
Current portion of long-term debt	403	264
Current liabilities of discontinued operations	79	874

Current liabilities	3,996	3,739
Long-term debt	3,418	3,681
Other non-current liabilities	833	785
Deferred income taxes	1,031	997
Non-current liabilities of discontinued operations	56	449

Total liabilities	9,334	9,651
Shareholders' equity
Capital	2,904	2,799
Retained earnings	10,163	7,169
Accumulated other comprehensive income	517	513

Total shareholders' equity	13,584	10,481

Total liabilities and shareholders' equity	22,918	20,132

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Consolidated Statement of Cash Flow
(millions of U.S. dollars, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Cash provided by (used in):
Operating activities
Net earnings	2,969	419	3,570	729
Remove earnings from discontinued operations	(2,654)	(212)	(2,781)	(119)
Add back (deduct) items not involving cash:
Depreciation	116	108	348	322
Amortization	66	59	189	178
Net gains on disposals of businesses and investments	—	—	(8)	(44)
Deferred income taxes	(9)	(26)	(70)	(3)
Other, net	65	56	200	165
Pension contributions	—	(4)	(3)	(9)
Changes in working capital and other items	(110)	(33)	(206)	(151)
Cash (used in) provided by operating activities — discontinued operations	(16)	266	(82)	261

Net cash provided by operating activities	427	633	1,157	1,329

Investing activities
Acquisitions	(132)	(196)	(315)	(408)
Proceeds from disposals	—	—	11	60
Capital expenditures, less proceeds from disposals	(143)	(110)	(383)	(270)
Other investing activities	(10)	(11)	(33)	(26)
Capital expenditures of discontinued operations	(2)	(47)	(97)	(130)
Other investing activities of discontinued operations	4	(3)	(2)	(13)
Proceeds from sales of discontinued operations, net of income taxes paid	7,577	86	8,050	105
Acquisitions by discontinued operations	—	(29)	(54)	(35)

Net cash provided by (used in) investing activities	7,294	(310)	7,177	(717)

Financing activities
Repayments of debt	(229)	—	(249)	(73)
Net (repayments) borrowings under short-term loan facilities	(234)	143	(370)	299
Premium on call options	(76)	—	(76)	—
Repurchase of common shares	—	(67)	(75)	(358)
Dividends paid on preference shares	(1)	(1)	(4)	(4)
Dividends paid on common shares	(153)	(138)	(459)	(415)
Other financing activities, net	4	5	19	21

Net cash used in financing activities	(689)	(58)	(1,214)	(530)

Translation adjustments	1	2	1	2

Increase in cash and cash equivalents	7,033	267	7,121	84
Cash and cash equivalents at beginning of period	422	224	334	407

Cash and cash equivalents at end of period	7,455	491	7,455	491

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net cash provided by operating activities	427	633	1,157	1,329
Capital expenditures	(143)	(110)	(383)	(270)
Other investing activities	(10)	(11)	(33)	(26)
Capital expenditures of discontinued operations	(2)	(47)	(97)	(130)
Other investing activities of discontinued operations	4	(3)	(2)	(13)
Dividends paid on preference shares	(1)	(1)	(4)	(4)

Free cash flow	275	461	638	886

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund acquisitions.

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Business Segment Information*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
Revenues:
Legal	856	769	11%	2,458	2,228	10%
Financial	544	508	7%	1,611	1,497	8%
Tax & Accounting	142	119	19%	457	387	18%
Scientific	160	148	8%	471	440	7%
Healthcare	102	81	26%	294	216	36%
Intercompany eliminations	(3)	(3)		(13)	(12)

Total revenues	1,801	1,622	11%	5,278	4,756	11%

Operating Profit:
Segment operating profit
Legal	274	259	6%	778	693	12%
Financial	117	97	21%	319	269	19%
Tax & Accounting	26	21	24%	95	73	30%
Scientific	41	38	8%	120	105	14%
Healthcare	15	10	50%	28	20	40%
Corporate and other(1)	(95)	(52)		(258)	(151)

Total segment operating profit	378	373	1%	1,082	1,009	7%
Amortization	(66)	(59)		(189)	(178)

Operating profit	312	314	-1%	893	831	7%

*
Note
(1)
Corporate and Other includes THOMSONplus costs, corporate costs, Reuters transaction costs and certain costs associated with the company's stock incentive and phantom stock plans.

        Detail of depreciation by segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Legal	(53)	(47)	(153)	(137)
Financial	(40)	(45)	(130)	(135)
Tax & Accounting	(4)	(5)	(15)	(17)
Scientific	(9)	(6)	(23)	(16)
Healthcare	(6)	(3)	(17)	(11)
Corporate and Other	(4)	(2)	(10)	(6)

	(116)	(108)	(348)	(322)

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APPENDIX

THOMSON PROFIT FORECAST — BASES/ASSUMPTIONS AND RELATED LETTERS

Profit forecast definition

The profit forecast of The Thomson Corporation ("Thomson" or the "company") for the year ending December 31, 2007 is comprised of the following statements contained in the "Business Outlook" section of the company's earnings release dated October 25, 2007:

•
Revenue growth is expected to be at the high end of the company's long-term target range of 7%-9%, prior to the deployment of the proceeds from the sale of Thomson Learning and excluding the impact of currency translation; and

•
Operating profit margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives and excluding the impact of costs related to the proposed acquisition of Reuters Group PLC.

Basis of preparation

The profit forecast is based on the assumptions below and has been derived from:

  •
  Thomson's unaudited consolidated financial statements for the nine months ended September 30, 2007; and

  •
  Thomson's management forecasts for the three months ending December 31, 2007.

The profit forecast uses accounting policies consistent with those used to prepare Thomson's financial statements for the year ended December 31, 2006 and for the nine months ended September 30, 2007, which financial statements are prepared in accordance with accounting principles generally accepted in Canada. The profit forecast has been calculated excluding the impact of currency translation.

Principal Assumptions

The profit forecast has been prepared on the basis of the assumptions below.

The assumptions that are outside of the influence of Thomson's management and directors include:

  •
  there will be no change to existing prevailing worldwide macroeconomic conditions through the end of 2007 relative to 2006; and

  •
  there will be no material adverse events which will have a significant impact on Thomson's financial results.

The assumptions that Thomson's management and directors can influence include:

  •
  a portion of Thomson's anticipated 2007 revenue growth will come from tactical acquisitions made during the year;

  •
  the profit forecast reflects the continuing operations of Thomson's business as at September 30, 2007;

  •
  the profit forecast includes investments associated with Thomson's various efficiency initiatives, including THOMSONplus; and

  •
  the profit forecast excludes costs related to the Reuters transaction.

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PricewaterhouseCoopers LLP Royal Trust Tower, Suite 3000 Toronto-Dominion Centre 77 King Street West Toronto, Ontario M5K 1G8 Canada

October 25, 2007

The Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, Connecticut 06902
United States

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
United States

Perella Weinberg Partners UK LLP
20 Grafton Street
London W1S 4DZ
United Kingdom

Dear Ladies and Gentlemen,

We report on the profit forecast of revenue growth and operating profit margin comprising the statement by The Thomson Corporation (the "Company") for the year ending December 31, 2007 (the "Profit Forecast"). The Profit Forecast and the material assumptions upon which it is based, are set out in the "Business Outlook" section of the Company's third quarter 2007 earnings release dated today (the "Earnings Release").

This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the "City Code") and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the City Code.

It is our responsibility to form an opinion as required by Rule 28.3(b) of the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility under Rule 28.3(b) of the City Code to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the City Code, consenting to its inclusion in the Earnings Release.

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Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the Earnings Release and is based on the Company's unaudited interim financial results for the 9 months ended September 30, 2007 and the Company's forecast for the year ending December 31, 2007. The Profit Forecast is required to be presented on a basis consistent with the accounting policies used by the Company and its consolidated subsidiaries (the "Group").

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the material assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America including auditing standards of the Public Company Accounting Oversight Board (United States) or with auditing standards generally accepted in Canada and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the material assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

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PERELLA WEINBERG PARTNERS UK LLP 20 Grafton Street London W1S 4DZ	BEAR, STEARNS & CO. INC. 383 Madison Avenue New York, NY 10179

October 25, 2007

The Board of Directors
The Thomson Corporation
Metro Center
One Station Place
Stamford, Connecticut 06902
United States

Ladies and Gentlemen,

        We refer to the statements regarding the forecasts of revenue growth and operating profit margin for the full year ending December 31, 2007 (the "Profit Forecast") of The Thomson Corporation ("Thomson"), as set out in the "Business Outlook" section of Thomson's third quarter 2007 earnings release dated today.

        We have discussed the Profit Forecast, together with the bases and assumptions upon which it has been made, with Thomson's management and PricewaterhouseCoopers LLP, Thomson's statutory auditors, and have considered the letter of today's date addressed to you and to us from them regarding the accounting policies adopted and basis of calculation for the Profit Forecast. We also understand that the Profit Forecast has been approved by Thomson's Board of Directors. We have relied on the accuracy and completeness of all the financial and other information provided by Thomson, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

        On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors are solely responsible, has been made with due care and consideration by the directors.

        This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose.

Yours faithfully,

/s/ Graham Davidson	/s/ John Fargis

Graham Davidson Perella Weinberg Partners UK LLP	John Fargis Bear, Stearns & Co. Inc.

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APPENDIX THOMSON PROFIT FORECAST — BASES/ASSUMPTIONS AND RELATED LETTERS